Wachtell, Lipton, Rosen & Katz



                          January 11, 1994


  The Board of Directors
  Paramount Communications Inc.
  15 Columbus Circle
  New York, NY  10023

  Ladies and Gentlemen:

            The eleventh-hour offer by Blockbuster/Viacom announced Friday afternoon blatantly violates the terms of the bidding procedures established by the Paramount Board and agreed to by QVC and Viacom. It is incumbent upon the Paramount Board to take appropriate action, consistent with its agreements with QVC and Viacom, to enforce the bidding procedures. Both QVC and the Paramount stockholders are entitled to such action by the Board.

            It is evident, and indeed Viacom has in effect admitted, that the new Blockbuster/Viacom offer was announced -- not as a bona fide competitive offer -- but primarily to extend QVC's offer and to prevent QVC from receiving at least 50.1% of the Paramount common stock before the expiration of its offer on Friday, January 7. Such action is expressly prohibited by the agreements entered into by the parties, see Viacom-Paramount Exemption Agreement, Section
           ---
  2.01(a), and represents a bad faith, cynical and manipulative scheme to abuse the bidding process. Thus:

       1. Blockbuster and Viacom announced their new offer only minutes before the close of the market on Friday, January 7, only hours before QVC's offer was set to expire.

       2. The purposeful, grossly front-end-loaded nature of the Blockbuster/Viacom offer at that late hour created inevitable confusion in the market. Moreover, Viacom compounded the confusion by causing the premature cessation of trading in its own shares and falsely representing to the marketplace that "QVC would also be required to extend its offer to expire no earlier than" January 21. By virtue of the fact that Viacom's offer was in breach of the parties' agreements, QVC was not so obligated. See QVC-Paramount Merger Agreement, Section
                   ---
       2.1(d) and (e).  As described yesterday in The New York
                                                  ------------
       Times, Viacom's tactic of a last-minute announcement and
       -----
       the heavily front-end-loaded offer produced "the power of a misleading headline" for an offer whose blended value "was clearly less than the value of the QVC offer." It is plain that Viacom's abusive and misleading tactics deterred stockholders from tendering into QVC's superior offer before the midnight deadline and was expressly intended to do so.

       3. Indeed, in a teleconference with analysts, Viacom was obliged to concede that the then - $79.23 blended value of its offer (by Viacom's own estimate) was substantially lower than the approximate $84.66 value of QVC's bid as of the market close on that day. Market activity since then has confirmed QVC's recognition that not only is the new offer lower than QVC's (by, as of close of market today, approximately $720 million or $5.88 per Paramount share), but it is not even worth more than Viacom's own prior offer.

       4. According to published reports, on Saturday, January 8, the President and Chief Executive Officer of Viacom admitted the true purpose of the new offer when he stated to Reuters that the Blockbuster/Viacom offer was nothing more than "essentially a re-jigging of Viacom's previous bid"; that the Blockbuster/Viacom offer reflects Paramount's "full value"; and that "Paramount was not worth more than current bid levels."

            The bidding procedures agreed upon by the parties were designed to obtain higher -- not lower -- values for Paramount stockholders, while assuring fairness between the competing bidders. Viacom's conduct makes a mockery of these procedures: on the first deadline, December 20, 1993, Viacom declined to raise noticeably its earlier offer -- albeit that offer was plainly lower than QVC's outstanding offer; on the second deadline, Viacom bid lower, not higher. Viacom's
                              -----
  tactics have been designed solely to prolong the bidding process, forestall QVC's rightful victory and delay the receipt of value by Paramount stockholders. Neither Paramount, QVC, nor Paramount's public stockholders obtain any benefit from the "re-jigging" of an already-inferior offer, and the costs and risks of delay in consummating the QVC-Paramount merger are significant.

            In stark contrast to Viacom's conduct, throughout this bidding process QVC has consistently complied with both the letter and spirit of the bidding procedures -- by submitting a substantially increased bid on December 20 and, now, by further extending its offer so that the Minimum Condition may be met.

            Viacom is in breach of its contract with Paramount and its conduct is wrongful both to QVC and to the Paramount stockholders. QVC requests that the Paramount Board at its meeting tomorrow take appropriate action:

       1. Confirming the Board's unanimous recommendation to Paramount stockholders that the QVC offer and second-step merger are fair to and in the best interests of Paramount stockholders and that Paramount stockholders accept QVC's offer;

       2. Declaring that the new Viacom offer is in breach of the Exemption Agreement between Paramount and Viacom and disentitles Viacom to the rights it otherwise would have under that agreement;

       3.   Confirming -- at a minimum -- that Viacom will not
                          ------------
       be permitted to gain an improper advantage from having wrongfully made an offer "primarily to extend the expiration date" of QVC's offer; that no new Viacom offer
                                                ---
       during this extension period will operate to place any obligation on QVC to further extend its offer prior to receiving 50.1% of Paramount stock; and that the Paramount stockholders are assured that, if by midnight, January 21, 1994, they choose to tender 50.1% or more of Paramount shares into the QVC offer, that offer will be successful and stockholders will not be further delayed in obtaining value; and

       4. In light of the cynical massive front-end loading of Viacom's current offer and to protect Paramount stockholders from further exacerbation of the improper front-end loading, declaring that the Paramount Board will not consider any further Viacom offer unless such offer redresses the imbalance.

            QVC expressly reserves all of its rights under the circumstances, including the right to seek judicial redress and to withdraw its offer pursuant to its terms and the terms of the merger agreement. QVC and its advisors remain available to discuss any of the foregoing with the Paramount Board or its advisors.

                                Very truly yours,

                                /s/ Martin Lipton

                                Martin Lipton